FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     5.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                        AREMISSOFT CORPORATION                   (Check all applicable)
KYPRIANOU    DR. LYCOURGOS         K.                          ("AREM")                        X   Director          X  10% Owner
                                                                                               X   Officer              Other
                                                                                                 (give title below)  (specify below)

                                                                                               CHAIRMAN OF THE BOARD AND
                                                                                               CHIEF EXECUTIVE OFFICER
-----------------------------------------   -------------------- --------------------        --------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an               1/2000
C/O AREMISSOFT CORPORATION, GOLDSWORTH      Entity                -------------------
HOUSE, DENTON WAY                           (Voluntary)
---------------------------------------
(Street)                                        --                                          6.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        XX Form filed by one Reporting Person
                                                                      (Month/Year)               Form filed by More than One
WOKING, SURREY  GU2131G  UNITED KINDOM                                    N/A                            Reporting Person
--------------------------------------       -----------------------------------------
(City)         (State)          (Zip)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


                                                                                   5. Amount of
                                                           4.   Securities            Securities   6. Ownership      7. Nature of
                                                              Acquired (A) or         Beneficially    Form: Direct      Indirect
                                          3. Transaction      Disposed of (D)         Owned at End    (D) or            Beneficial
1. Title of Security 2. Transaction Date    Code(Instr.8.)   (Instr. 3, 4 and 5)        of Month      Indirect (I       Ownership
      (Instr. 3)         (Mo./Day/Yr.)       Code     V       Amount  (A)or(D) Price  (Instr.3,4,5)   (Instr. 4)        (Instr. 4)
-------------------- -------------------   -------- -------   ------- -------- ------ --------------  -----------    ---------------

Common Stock               01/07/2000         G                5,841    (D)    $0.00     3,487,790          (I)       By L.K. Global
                                                                                                                     (Holdings) NV
                                                                                                                           (1)
-------------------- -------------------   -------- -------   ------- -------- ------ --------------  -----------    ---------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)



                                                             6.Date                                  9.Number   10.Owner-
                                             5.Number        Exercisable   7.Title and               of Deriv-  ship Form
                                             of Derivitive   and Expira-   Amount of                 itive      of Deriv-
                                             Securities      tion Date     Underlying                Securities itive
                                  4.Trans-   Aquired (A)     (Mo./Day/Yr.) Securities       8.Price  Benefi-    Security
1.Title    2.Conversion 3.Trans-  action     or Disposed     ------------- (Instr.3 and 4)  of Deri- cially     Direct     11.Nature
of         or Exercise  action    Code       of (D)          Date          ---------------- vitive   owned at   (D) or     of Bene-
Derivitive Price of     Date      (Instr. 8) (Instr. 3,4,5)  Exer- Expira-        Amount or Security End of     Indirect   ficial
Security   Derivitive   (Mo./Day/ ---------- --------------  cis-  tion           Number of (Instr.  Month      (I)        Ownership
(Instr.3)  Security       Yr.)    Code    V     A      D     able  Date    Title  Shares    5)       (Instr.4)  (Instr. 4) (Instr.4)
---------- ------------ --------- ----- ----  ----- -------  ----- ------- ------ --------- -------- ---------  ---------- ---------
 N/A
---------- ------------ --------- ----- ----  ----- -------  ----- ------- ------ --------- -------- ---------  ---------- ---------


Explanation of Responses:

(1) LK Global (Holdings) NV is a corporation organized in the Netherlands. Dr. Kyprianou is the sole director and shareholder of LK Global (Holdings) NV.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  DR. LYCOURGOS K. KYPRIANOU                            February 9, 2000
-----------------------------------------                --------------------
     Dr. Lycourgos K. Kyprianou                                  Date

*Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.